UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

APELLIS PHARMACEUTICALS, INC.
(Name of Subject Company)

ASPEN PURCHASER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

BIOGEN INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

03753U106
(CUSIP Number of Class of Securities)

Wendell Taylor
Chief Corporation Counsel
Biogen Inc.
225 Binney Street
Cambridge, MA 02142
(617) 679-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Aaron M. Gruber
Bethany A. Pfalzgraf
Ryan J. Wichtowski
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 14, 2026, by Biogen Inc., a Delaware corporation (“Biogen”). The Schedule TO relates to the tender offer by Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Biogen (“Purchaser”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of the CVR Agreement (as defined in the Offer to Purchase), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By adding the following new paragraph at the end of Section 15—“Conditions to the Offer” of the Offer to Purchase:

“The Regulatory Condition has been satisfied by the expiration at 11:59 p.m., Eastern Time, on May 11, 2026 of the waiting period under the HSR Act applicable to the Offer and the consummation of the Merger.”

2.
By adding the following sentence to the end of the second paragraph under the heading “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“The required waiting period under the HSR Act applicable to the Offer and the consummation of the Merger expired at 11:59 p.m., Eastern Time, on May 11, 2026, and there is no voluntary agreement between Biogen and Apellis, on the one hand, and the FTC or the Antitrust Division, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger. Accordingly, the Regulatory Condition has been satisfied.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOGEN INC.

By	/s/ Robin Kramer
	Name:	Robin Kramer
	Title:	Chief Financial Officer
	Date:	May 12, 2026

ASPEN PURCHASER SUB, INC.

By	/s/ Michael Dambach
	Name:	Michael Dambach
	Title:	Authorized Signatory
	Date:	May 12, 2026